Exhibit 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO-OSAKA Processing Center
— Total Asset (KRW): 18,557,053,200
— Total Equity (KRW): 5,344,239,600
— Total Liabilities (KRW): 13,212,813,600
— Total Capital (KRW): 3,914,316,000
— Purpose of the company : to engage in processing, warehousing and freight of steel
2. Name of Company Group: POSCO
3. Reason for Addition: Acquiring shares of POSCO-OSAKA Processing Center
4. Total number of affiliated companies after additional affiliation: 69
5. Date of Addition: March 22, 2007
6. Others
— POSCO-Japan, which is a subsidiary of POSCO, invested in equities of POSCO-OSAKA Processing Center, and the ratio of equities has increased to 57% from 30%
— The above amount is applied with the exchange rate on March 22, 2007 (~~W~~/¥ = 7.9884).